FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press release dated April 29th, 2013.

Press Release

Javier Marín named chief executive

of Banco Santander

Madrid, April 29, 2013 – Alfredo Sáenz Abad informed the board of directors today of his voluntary resignation as vice chairman and chief executive officer. He is also leaving the board.

The board has agreed to name Javier Marín Romano chief executive. Marín joined the Group in 1991 and is currently senior executive vice president of the bank and head of the global insurance, asset management and private banking division.

Alfredo Sáenz joined Grupo Santander in 1994, when it acquired Banesto through an auction. He was executive chairman of the unit until 2002, when he was named vice chairman and chief executive of Banco Santander.

The board of directors expressed its recognition of and gratitude for Alfredo Sáenz’s extraordinary achievements since joining the Group and, in particular, as chief executive of Banco Santander.

During Alfredo Saenz’ tenure as chief executive of the bank, Grupo Santander has nearly quadrupled in size, growing in assets from EUR 358.138 billion in 2001 to 1.25 trillion and in managed funds from EUR 453.384 billion to EUR 1.38 trillion, and became the largest bank in the euro zone by market capitalization.

The Board of Directors also agreed:

•	To name Matías Rodríguez Inciarte second vice chairman. Matías Rodríguez Inciarte is head of risk management of the Group and chairman of the board’s Risk Committee.

•	Accept the resignation of Manuel Soto as a member of the board of directors, with thanks for his contribution to the board’s work since joining in 1999, and to name in his place Juan Miguel Villar Mir as an independent director.

•	Guillermo de la Dehesa Romero, an independent director, will replace Manuel Soto as chairman of the Audit and Compliance Committee and has been named third vice chairman of the board.

•	To name Isabel Tocino Biscarolasaga to the Executive Committee of the board.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 29, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President